Exhibit 12.1

Penn Virginia Resource Partners, L.P.
Statement of Computation of Ratio of Earnings to Fixed Charges Calculation
(in thousands, except ratios)

	Year Ended December 31,										Nine Months Ended
	2004		2005		2006		2007		2008		September 30, 2009
Earnings
Pre-tax income *	$34,876		$52,430		$74,910		$55,552		$103,603		$38,932
Fixed charges	7,328		14,351		19,783		19,766		26,850		20,558
Total earnings	$42,204		$66,781		$94,693		$75,318		$130,453		$59,490

Fixed Charges
Interest expense	$7,267		$14,053		$19,151		$18,896		$25,346		$18,711
Rental interest factor	61		298		632		870		1,504		1,847
Total fixed charges	$7,328		$14,351		$19,783		$19,766		$26,850		$20,558

Ratio of earnings to fixed charges	5.8	x	4.7	x	4.8	x	3.8	x	4.9	x	2.9	x

*	Includes cash distributions from equity affiliates and excludes equity earnings from affiliates. Also excludes capitalized interest.